Exhibit 99.3

Diginex Limited Announces Extraordinary General Meeting

to Approve Share Capital Increase and Share Consolidation

▪	Board convenes EGM to approve an 8-for-1 share Consolidation, reversing the 1-for-8 bonus share split in September 2025, to ensure continued compliance with Nasdaq listing requirements

▪	Board also seeks approval of an increase in authorized share capital
▪	The share Consolidation and share capital increase expected to provide Diginex additional headroom for future corporate purposes, such as M&A

LONDON, United Kingdom – March 27, 2026 – Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”), a leading provider of software that helps businesses and governments manage sustainability, regulatory, and supply chain data, today announced that its Board of Directors has resolved to convene an Extraordinary General Meeting of shareholders (the “EGM”) to be held on Monday, April 13, 2026 at 10:00a.m. EST for shareholders of record as of the close of business on March 27, 2026.

At the EGM, the Company will seek shareholder approval to (1) increase the authorized share capital of the Company to US$200,000 divided into 3,960,000,000 Ordinary Shares of a par value US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of US$0.00005 par value each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 ordinary shares of a par value US$0.00005 each (the “Share Capital Increase”), and (2) effect a share Consolidation pursuant to which (a) every eight (8) issued and unissued Existing Ordinary Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the “Consolidated Ordinary Share”) where the Consolidated Ordinary Shares shall rank pari passu in all respects with each other and have the same rights and be subject to the same restrictions (save as to par value) as the Existing Ordinary Shares (b) every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the "Consolidated Preferred Shares") where the Consolidated Preferred Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Preferred Shares, (c) all fractional entitlements to the issued Consolidated Ordinary Shares and Consolidated Preferred Shares resulting from such share consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number, and (d) authorized share capital of the Company shall become US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each (the “Share Consolidation” and collectively with the Share Capital Increase the “Authorized Share Capital Changes”). The Authorized Share Capital Changes shall take effect on the date to be determined by the board of directors of the Authorized Share Capital Changes will provide the Company sufficient headroom in its authorized share capital structure to provide the Company flexibility to support general corporate purposes and M&A.

The Authorized Share Capital Changes will not change the proportionate ownership interest of any shareholder and we do not expect it to materially effect the overall market capitalization of the Company. The Authorized Share Capital Changes should also enable the Company to comply with Nasdaq’s continued listing requirements, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

In connection with the Authorized Share Capital Changes, no fractional shares will be issued, rather all fractional shares will be rounded up to the next whole share.

Full details of the proposals to be presented to the Company’s shareholders, including any necessary amendments to the Company’s memorandum and articles of association, will be set out in the Notice of EGM and accompanying proxy materials, which will be distributed to shareholders in due course and filed with the U.S. Securities and Exchange Commission. The Company’s Ordinary Shares will continue to trade on Nasdaq under the symbol “DGNX”, and no action is required by shareholders at this time. Shareholders who hold their shares through a brokerage account will have their holdings automatically adjusted to reflect the Authorized Share Capital Changes upon their effective date. Registered shareholders will receive further instructions from the Company’s transfer agent.

The Company remains focused on executing its strategic priorities and advancing its long-term business objectives.

Receipt of Nasdaq Minimum Bid Price Letter

On March 23, 2026, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price per share for its ordinary shares, $0.00005 par value (“Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “DGNX.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of one hundred eighty (180) calendar days, or until September 21, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 21, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. However, in the event that the company is not permitted an additional grace period, the Company’s Ordinary Shares may be delisted from The Nasdaq Capital Market .

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These include, but are not limited to, statements regarding the timing and outcome of the EGM, the implementation and expected effects of the proposed share consolidation, the Company’s ability to maintain compliance with Nasdaq’s listing requirements, and the Company’s strategic plans. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Jan Hutterer

Kirchhoff Consult

Phone: +49 (40) 609186-0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global